UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

20170271

February 27, 2017

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Wells Fargo & Company
Incoming letter dated December 23, 2016

Dear Ms. Ising:

This is in response to your letter dated December 23, 2016 concerning the shareholder proposal submitted to Wells Fargo by Harrington Investments, Inc. We also have received a letter on the proponent's behalf dated January 27, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

February 27, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wells Fargo & Company
Incoming letter dated December 23, 2016

The proposal requests that the board prepare a report analyzing whether compensation and incentives policies relating to low level employees may create pressures exposing the company to an aggregate of material losses and categories of incentives or activities posing greatest risk.

There appears to be some basis for your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Wells Fargo's 2017 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Wells Fargo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

SANFORD J. LEWIS, ATTORNEY

January 27, 2017
Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Wells Fargo Regarding Compensation and Risk on Behalf of Harrington Investments

Ladies and Gentlemen:

Harrington Investments (the "Proponent") is beneficial owner of common stock of Wells Fargo (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the letter dated December 23, 2016 ("Company Letter") sent to the Securities and Exchange Commission by Elizabeth A. Ising of Gibson Dunn. In that letter, the Company contends that the Proposal may be excluded from the Company's 2017 proxy statement by virtue of Rule 14a-8(i)(11).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2017 proxy materials and that it is not excludable by virtue of those rules. A copy of this letter is being emailed concurrently to Elizabeth A. Ising of Gibson Dunn.

SUMMARY

The Proposal requests a report to investors assessing whether compensation and incentives policies relating to lower-level employees create pressures exposing the company to an aggregate of material losses, and identifying the categories of incentives or activities posing the greatest risk. A previously submitted proposal that the Company states it intends to include on the proxy seeks a broad accounting of the systemic failures that allowed unethical practices to flourish at the company. That proposal seeks a more general report regarding the failures that would include an analysis of the impacts on the bank, its reputation, customers, and investors; and, for instance, changes implemented or planned to strengthen corporate culture and instill a commitment to high ethical standards at all employee levels. The Company asserts that the current Proposal is excludable under Rule 14a-8(i)(11) as substantially duplicating the previously submitted proposal. However, the principal thrust of the two proposals is materially different. The Company could fulfill the previously submitted proposal without focus on the core issues of the present proposal. Shareholder consideration of both proposals on the same proxy would not be confusing. It does not serve the purposes of the rule to exclude the Proposal. Therefore, the Proposal should not be excluded pursuant to Rule 14a-8(i)(11).

THE PROPOSALS

The Proposal states in its resolved clause:

> RESOLVED, Shareholders request the Board prepare a public report to investors, at reasonable cost, analyzing, to the extent permitted under applicable law and the Company's contractual obligations:
>
> - Whether compensation and incentives policies relating to low level employees may create pressures exposing the Company to an aggregate of material losses, and
>
> - Categories of incentives or activities posing greatest risk.

The previously submitted proposal states:

> RESOLVED, Shareholders request that the Board commission a comprehensive report, available to shareholders by October 2017, on the root causes of the fraudulent activity and steps taken to improve risk management and control processes. The report should omit proprietary information and be prepared at reasonable cost.
>
> The review and report should address the following:
>
> 1. An analysis of the impacts on the bank, its reputation, customers, and investors;
> 2. Changes implemented or planned to strengthen corporate culture and instill a commitment to high ethical standards at all employee levels;
> 3. Improvements in risk management and controls, including new or revised policies and investment in people or technological solutions;
> 4. Evidence that incentive systems are aligned with customers' best interests.
> 5. Changes in Board oversight of risk management processes;
> 6. Assessment plans to evaluate the adequacy of changes instituted over time;
> 7. Other steps to rebuild trust with key stakeholders—regulators, customers, and shareholders.

A copy of the Proposal as well as the previously submitted proposal are attached as exhibits to this letter.

ANALYSIS

The Proposal is not excludable pursuant to Rule 14a-8(i)(11).

Rule 14a-8(i)(11) provides that a stockholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." As noted by the Company, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). In this instance, the Proposals are not substantially duplicative or "identical."

The Proposal has a distinctive focus from the previously submitted proposal.

As noted by the Company:

> The standard that the Staff applies for determining whether proposals are substantially duplicative under Rule 14a-8(i)(11) is whether the proposals share the same focus.

Although the previously submitted proposal inquires as to "the root causes of the fraudulent activity and steps taken to improve risk management and control processes," it does not focus on the issue of low level employee compensation.

The Staff has interpreted Rule 14a-8(i)(11) to only allow exclusion of proposals having the same "principal thrust" or "principal focus." See e.g. *Allstate Corporation* (March 12, 2014) (proposal requesting report of company expenditure on *lobbying* found not substantially duplicative, i.e., had different principal thrust, than proposal requesting disclosure of *political spending*.)

In support of its argument for exclusion under Rule 14a-8(i)(11) the Company asserts that:

> Both the Proposal and the Sisters' Proposal focus on, and request a Board report regarding, the Company's efforts to manage risk related to actual and potential losses arising from specific Company business practices (including employee incentive compensation practices)…
>
> For example, the Proposal's request for an analysis of whether the Company's "compensation and incentive policies" expose it to "an aggregate of material losses," overlaps with the request in the Sisters' Proposal for an examination of the extent to which the Company's "incentive systems are aligned with customers' best interests."

In essence, the Company claims that a report responsive to the previously submitted proposal would inevitably have to address the extent to which "compensation and incentives policies relating to low level employees . . . expos[e] the Company to an aggregate of material losses." However, this is not the case.

For instance, under the previously submitted proposal, the Company could choose to focus on incentive systems throughout the company, or top level executive incentives, without ever focusing on the question of low level employee compensation. Since it is well-known that the issue of low level employees' compensation was a critical failure in the cross-selling debacle that happened at Wells Fargo, it is appropriate, and not confusing, to allow the company's shareholders to vote on both proposals, so as to allow adequate focus to the core issue of low level employee compensation, and to ensure these issues are specifically addressed.

The Staff decision in Kraft Foods (January 28, 2015) demonstrates how proposals can overlap significantly without being found duplicative for purposes of Rule 14a-8(i)(11). In that instance, the first submitted proposal addressed sustainable forestry, a second proposal addressed sustainable *packaging*, and the third sought a general sustainability report. Even though the second proposal might involve packaging produced through sustainable forestry, and the third proposal might easily encompass the issue of sustainable forestry, the principal thrust of each proposal was different enough that none of the proposals were found excludable for purposes of Rule 14a-8(i)(11).

In the present instance, the previously submitted proposal is a broad inquiry on risk management issues plaguing the company in the aftermath of its cross-selling fraud crisis – analogous to the sustainability report in Kraft. In contrast, the current Proposal is a more focused inquiry, looking at one aspect of risk facing the company, that associated with low level employee compensation - analogous to the sustainable packaging request in Kraft.

Even though the previously submitted proposal might theoretically result in discussion of the issues raised by the Proposal, the proposals have a different enough focus that inclusion of both proposals serves the interests of investors in seeking information related to the cross-selling crisis, and would not create a confusing proxy statement shareholder.

The Company has the burden of establishing that a proposal can be excluded from a proxy report (17 CFR 240.14a-8(g)). If the Company does not discharge this burden, then the Proposal must be included in the proxy report. As set forth below, the Company is unable to demonstrate are substantially duplicative.

Other Staff precedents further support this distinction. In *Chevron Corp.* (March 24, 2009), Chevron unsuccessfully attempted to characterize two distinct proposals as duplicative, alleging that “both reflect a concern over the company’s criteria for determining whether to operate in various countries” and both request an assessment of the reputational risks associated with those decisions. While the proposals did have similarities, their subject matter was found to be distinct and non-duplicative. One proposal addressed “the gap between its international environmental aspirations and its performance”, referring to Chevron’s multi-billion dollar environmental, health and safety fines and settlements, asking that the company apply the highest environmental standards in the countries in which it operates. The other proposal requested a report on “the policies and procedures that guide Chevron’s assessment of host country laws and regulation with respect to their adequacy to protect human health, the environment and our company’s reputation.” This second proposal addressed Chevron’s “opaque” process to determine “whether to invest in or withdraw from countries. The shareholders requested a report detailing Chevron’s criteria for “(i) investment in; (ii) continued operations in; and, (iii) withdrawal from specific countries.” Despite some overlap of subject matter and the *possibility that a report responsive to one could address the other*, the focus of the proposals was sufficiently distinct to avoid exclusion.

Similarly, in *Exxon Mobil Corporation* (March 23, 2009) a proposal requesting a report on the impact of climate change on vulnerable emerging countries between 2010 and 2030, comparing the severity of impacts to a scenario where Exxon adopted sustainable energy policies that benefitted vulnerable emerging countries was not found to be duplicative of a proposal that asked the company to "adopt a policy for renewable energy research, development and sourcing, reporting on its progress to investors." Even though both proposals broadly referred to renewable or sustainable technology research, the first proposal did not refer to creating policy changes within the company, but "to investigate and report to shareholders on the likely consequences of global climate change between now and 2030 for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change."

In *OGE Energy Corp.* (February 27, 2008) two proposals that related broadly to climate change were found not to be substantially duplicative where the first filed proposal requested a report on the economic impact of climate change on the company and the second proposal requested a report on the "feasibility of adopting quantitative goals based on current and emerging technologies for reducing global greenhouse gas emissions from the company's operations".

These decisions highlight that proposals that relate to the same subject matter are not excludable when they propose different core actions and have different principal thrusts.

CONCLUSION

Based on the foregoing, we believe it is clear that the Company has provided no basis for the conclusion that the Proposal is excludable from the 2017 proxy statement pursuant to Rule 14a-8. As such, we respectfully request that the Staff inform the company that it is denying the no action letter request. If you have any questions, please contact me at 413 549-7333 or sanfordlewis@strategiccounsel.net.

Sincerely,

Sanford Lewis

cc: Elizabeth A. Ising

The Proposal

Report on Risks of Incentive-Based Compensation of Low Level Employees

A clear lesson from the financial crisis is actions of low level employees as well as top executives of large banks can affect the stability of the economy and confidence in the banking system. Section 956 of the Dodd-Frank Act directed federal regulators to set rules examining bank employees' "incentive-based compensation arrangements ... [that] could lead to material financial loss." The focus is on employees "that individually have the ability to expose the institution to possible losses that are substantial in relation to the institution's size, capital, or overall risk tolerance." (emphasis added)

As such, the law largely neglected to focus on incentives to low level employees who may not individually expose the institution to material losses, but can do so in the aggregate. Low level employees are driven to excess risk taking when poor compensation combines with aggressive sales goals and incentives. Their actions have accumulated into an institutional disaster: the epidemic of cross-selling fraud at Wells Fargo.

In a study conducted December 2013 regarding changes to the banking sector since 2008, 35 percent of surveyed workers reported increased sales pressure.

- An employee of HSBC stated workers failing to meet sales goals had the difference taken out of paychecks.

- Twenty-nine percent of surveyed workers reported issues with layoffs or turnover.

- Eighteen percent mentioned jobs shifted from full-time to part-time, or job freezes.

Another study found approximately 31 percent of families of bank tellers rely on public assistance.

In the LA Times, Rita Murillo, a former Wells Fargo branch manager, said "We were constantly told we would end up working for McDonald's...lf we did not make the sales quotas... we had to stay for what felt like after-school detention, or report to a call session on Saturdays."

The Consumer Financial Protection Bureau's consent order with Wells Fargo requires review of sales goals and employee training and supervision, yet it largely fails to address low level employees' compensation and incentives as potential inducements for fraud.

RESOLVED Shareholders request the Board prepare a public report to investors, at reasonable cost, analyzing, to the extent permitted under applicable law and the Company's contractual obligations:

- Whether compensation and incentives policies relating to low level employees may create pressures exposing the Company to an aggregate of material losses, and

- Categories of incentives or activities posing greatest risk.

The Previously Submitted Proposal

REVIEW AND REPORT ON BUSINESS STANDARDS

In September 2016, Wells Fargo reported a $185 million settlement with the Consumer Financial Protection Bureau due to long-term and widespread consumer fraud, including setting up two million deposit and credit-card accounts for clients without their permission.

Wells Fargo dismissed 5,300 employees for these illegal acts over 5 years, mostly sales employees with approximately 10% at the branch manager level.

The bank faced a firestorm of public criticism and CEO John Stumpf was required to testify before the Senate Banking Committee and House Financial Services Committee where he faced sharp bipartisan criticism. The U.S. Department of Justice is currently investigating the company which could lead to civil or even criminal charges. Additionally, the U.S. Department of Labor is conducting a "top-to-bottom review" for possible violations of federal labor laws. Separately, the Comptroller of California and Treasurer of Illinois have suspended their business relationships with the bank as a result of the scandal.

This is not the first time that lack of oversight of policies and practices led to systematic, ethical lapses and alleged illegal activities at Wells Fargo. In 2012 the bank entered into a $175 million settlement with the Department of Justice over allegations of widespread "discriminatory steering" of African-American and Hispanic borrowers into high-cost loans.

Multiple charges of discrimination and fraud have resulted in significant financial penalties and reputational repercussions that will undermine the confidence of customers, investors, and the public. Further, these impacts are expected to result in a loss of shareholder value.

While the Board initiated compensation clawbacks, for CEO Stumpf and Carrie Tolstedt totaling $60 million, investors and customers still do not have a clear understanding of the scope of the fraud or the strategies in place to address it in order to determine whether they are sufficient to prevent future lapses.

Resolved:
Shareholders request that the Board commission a comprehensive report, available to shareholders by October 2017, on the root causes of the fraudulent activity and steps taken to improve risk management and control processes. The report should omit proprietary information and be prepared at reasonable cost.

Supporting Statement:
Shareholders believe a full accounting of the systemic failures allowing these unethical practices to flourish are critical to rebuilding credibility with all stakeholders and will strengthen risk management systems going forward.

The review and report should address the following:

1. An analysis of the impacts on the bank, its reputation, customers, and investors;

2. Changes implemented or planned to strengthen corporate culture and instill a commitment to high ethical standards at all employee levels;
3. Improvements in risk management and controls, including new or revised policies and investment in people or technological solutions;
4. Evidence that incentive systems are aligned with customers' best interests.
5. Changes in Board oversight of risk management processes;
6. Assessment plans to evaluate the adequacy of changes instituted over time;
7. Other steps to rebuild trust with key stakeholders—regulators, customers, and shareholders.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

December 23, 2016

Elizabeth A. Ising
Direct: 202.955.8287
Fax: 202.530.9631
Eising@gibsondunn.com

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wells Fargo & Company*
Stockholder Proposal of Harrington Investments, Inc.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Wells Fargo & Company (the "Company") intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Harrington Investments, Inc. (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be sent at the same time to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, Shareholders request the Board prepare a public report to investors, at reasonable cost, analyzing, to the extent permitted under applicable law and the

Company's contractual obligations:

- Whether compensation and incentives policies relating to low level employees may create pressures exposing the Company to an aggregate of material losses, and

- Categories of incentives or activities posing greatest risk.

A copy of the Proposal, and its supporting statement, as well as related correspondence with the Proponent, are attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates another stockholder proposal previously submitted to the Company that the Company intends to include in its 2017 Proxy Materials.

BACKGROUND

In September 2016, the Company reached settlements with the City Attorney of Los Angeles, the Consumer Financial Protection Bureau and the Office of the Comptroller of the Currency over allegations that some of the Company's retail banking customers received products they did not request (the "Settlement"). The Company has taken and is taking a number of actions to address those issues and mitigate sales practices risk following the Settlement, including addressing incentive compensation practices by eliminating product sales goals in the retail banking business effective October 1, 2016, and conducting an independent, enterprise-wide review of sales practices across the Company.

In addition, on September 27, 2016, the independent directors of the Company's Board of Directors announced that they had launched an independent investigation into the Company's retail banking sales practices and related matters (the "Independent Director Review"). The independent directors indicated that the investigation would be thorough, conducted with the due diligence it deserves, and will follow the facts wherever they lead. The independent directors also took a number of initial steps they believe were appropriate to promote accountability at the Company, including causing certain executive officers to forfeit incentive compensation. The Independent Director Review is ongoing, and the independent directors have publicly stated that they expect to make the findings public upon the completion of the investigation. In addition, the independent directors have stated that they may take other actions as they collectively deem appropriate, which may include further compensation actions before any additional equity awards vest or bonus decisions are made in early 2017, clawbacks of compensation already paid out, and other employment-related actions. In addition, the independent directors have indicated they will then take all appropriate actions to reinforce the right culture and ensure that lessons are learned, misconduct is addressed, and systems and processes are improved so there can be no repetition of similar conduct. *See* https://www.wellsfargo.com/about/press/2016/independent-directors-investigation_0927/.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That The Company Intends To Include In Its Proxy Materials.

Rule 14a-8(i)(11) provides that a stockholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." When a company receives two substantially duplicative proposals, the Staff has concurred that the company may exclude the later proposal if the company includes the earlier proposal in its proxy materials. *See Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *see also Pacific Gas and Electric Co.* (avail. Jan. 6, 1994).

On October 7, 2016, before the Company received the Proposal on November 7, 2016, the Company received a proposal (the "Sisters' Proposal" and together with the Proposal, the "Proposals") from the Sisters of St. Francis of Philadelphia and various co-filers. *See* Exhibit B. The Company intends to include the Sisters' Proposal in its 2017 Proxy Materials.

The Sisters' Proposal states:

> RESOLVED, Shareholders request that the Board commission a comprehensive report, available to shareholders by October 2017, on the root causes of the fraudulent activity and steps taken to improve risk management and control processes. The report should omit proprietary information and be prepared at reasonable cost. . . .
>
> The review and report should address the following:
> 1. An analysis of the impacts on the bank, its reputation, customers, and investors;
> 2. Changes implemented or planned to strengthen corporate culture and instill a commitment to high ethical standards at all employee levels;
> 3. Improvements in risk management and controls, including new or revised policies and investment in people or technological solutions;
> 4. Evidence that incentive systems are aligned with customers' best interests.
> 5. Changes in Board oversight of risk management processes;

6. Assessment plans to evaluate the adequacy of changes instituted over time;
7. Other steps to rebuild trust with key stakeholders—regulators, customers, and shareholders.

The standard that the Staff applies for determining whether proposals are substantially duplicative under Rule 14a-8(i)(11) is whether the proposals share the same focus. *See Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). A proposal may be excluded as substantially duplicative of another proposal despite differences in terms or breadth and despite the proposals requesting different actions. *See, e.g.*, *Union Pacific Corp.* (avail. Feb. 1, 2012, recon. denied Mar. 30, 2012) (concurring that a proposal requesting a report on political contributions and expenditures could be excluded as substantially duplicative of a proposal requesting a report on lobbying and grassroots lobbying); *Wells Fargo & Co.* (avail. Feb. 8, 2011) (concurring that a proposal seeking a review and report on the company's loan modifications, foreclosures and securitizations was substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," which would not necessarily be covered by the other proposal); *Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied* Apr. 6, 2009) (concurring that a proposal requesting that an independent committee prepare a report on the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest was substantially duplicative of a proposal to adopt goals for reducing total greenhouse gas emissions from the company's products and operations); *Bank of America Corp.* (avail. Feb. 24, 2009) (concurring with the exclusion of a proposal requesting the adoption of a 75% hold-to-retirement policy as subsumed by another proposal that included such a policy as one of many requests); *Ford Motor Co. (Leeds)* (avail. Mar. 3, 2008) (concurring that a proposal to establish an independent committee to prevent Ford family stockholder conflicts of interest with non-family stockholders substantially duplicated a proposal requesting that the board take steps to adopt a recapitalization plan for all of the company's outstanding stock to have one vote per share).

Both the Proposal and the Sisters' Proposal focus on, and request a Board report regarding, the Company's efforts to manage risk related to actual and potential losses arising from specific Company business practices (including employee incentive compensation practices) relating to the Settlement and that, as discussed above, will be covered by the Independent Director Review. For example, the Proposal's request for an analysis of whether the Company's "compensation and incentive policies" expose it to "an aggregate of material losses," overlaps with the request in the Sisters' Proposal for an examination of the extent to which the Company's "incentive systems are aligned with customers' best interests." In this regard, in order to produce a report addressing the request in the Sisters' Proposal, such report would inevitably have to address the extent to which "compensation and incentives policies relating to low level employees . . . expos[e] the Company to an aggregate of material losses." Both Proposals also address risk management efforts related to incentive compensation. For example, the Proposal cites "poor compensation" as one factor leading to "excess risk taking" by "low level employees," while the Sisters' Proposal references the need to assess whether "compensation clawbacks" implemented by the Board "are sufficient to prevent future lapses."

Moreover, other language in the Proposals demonstrates that they share the same focus:

- *Both Proposals express concern for losses that in the aggregate could expose the Company to material loss.* The Proposal expresses concern about "incentives to low level employees who may not individually expose the institution to material losses, but can do so in the aggregate." Similarly, the Sisters' Proposal asserts that the accumulation of "multiple charges of discrimination and fraud have resulted in significant financial penalties and reputational repercussions that will undermine the confidence of customers, investors, and the public."

- *Both Proposals express concern about the relationship between the Company's incentive compensation policies and fraud-related risks at the Company.* The Sisters' Proposal seeks information on "the root causes of . . . fraudulent activity," including "[e]vidence that incentive systems are aligned with customers' best interests," while the Proposal expresses concern about "inducements for fraud" at the Company.

- *Both Proposals express concern over consumer fraud carried out by low level employees*. The Proposal expresses its concern that the actions of low level employees "have accumulated into an institutional disaster: the epidemic of cross-selling at Wells Fargo." Similarly, the Sisters' Proposal states that "Wells Fargo dismissed 5,300 employees for illegal acts [related to long-term and widespread consumer fraud] over 5 years, mostly sales employees."

- *Both Proposals express concern over the Company's labor practices and their impact on the Company*. The Proposal cites a specific example of a former Company branch manager in order to show that the Company's labor practices contributed to consumer fraud. Similarly, the Sisters' Proposal notes more generally that "the bank faced a firestorm of criticism," and as a result "the U.S. Department of Labor is conducting a 'top-to-bottom' review for possible violations of federal labor laws."

The Staff previously has concurred in the exclusion of stockholder proposals because they are substantially duplicative even when the second proposal is more specific and targeted than the first proposal. For example, in *JPMorgan Chase & Co.* (avail. Mar. 14, 2011), the Staff concluded that a proposal that specifically requested a report on internal controls over its mortgage servicing operations could be omitted in reliance on Rule 14a-8(i)(11) as substantially duplicative of other previous proposals that asked for general oversight on the development and enforcement on already-existing internal controls related to loan modification methods. Irrespective of the differences in scope and detail, the principal focus and the core issue of general mortgage modification practices remained the same. *See also Exxon Mobil Corp.* (avail. Mar. 19, 2010) (concurring in the exclusion of a proposal seeking consideration of a decrease in the demand for fossil fuels as substantially duplicative of a proposal asking for a report to assess the financial risks associated with climate change); *Lehman Brothers Holdings Inc.* (avail. Jan. 12, 2007) (concurring in the exclusion of a proposal requesting semi-annual reports on independent expenditures, political contributions, and related policies and procedures as substantially duplicative of a proposal that sought an annual disclosure of independent expenditures and political contributions); *American Power Conversion Corp.* (avail. Mar. 29, 2002) (concurring in the exclusion of a proposal asking that the company's board of directors create a goal to establish a two-thirds independent board as substantially duplicative of a proposal that sought a policy requiring nomination of a majority of independent directors). Just as in these Staff precedents as well as in *Bank of America Corp.*, the overlap between the Proposal and the Sisters' Proposal still makes the Proposal excludable even though the Sisters' Proposal also asks for information about other, similar risk management efforts. Thus, the principal thrust of both the Proposal and the Sisters' Proposal is the same, namely, to produce a Board report regarding the Company's efforts to manage risk related to actual and potential losses arising from specific Company business practices (including employee incentive compensation practices) relating to the Settlement and that will be covered by the Independent Director Review. Therefore, the Proposal substantially duplicates and is subsumed by the earlier-received Sisters' Proposal.

As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). Therefore, because the Proposal has the same focus as, and overlaps with, the earlier received Sisters' Proposal, which the Company intends to include in the 2017 Proxy Materials, the Proposal may be excluded under Rule 14a-8(i)(11) as substantially duplicative of the Sisters' Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Mary E. Schaffner, Senior Vice President and Senior Company Counsel, at (612) 667-2367.

Sincerely,

Elizabeth Ising

Elizabeth A. Ising

Enclosures

cc: Mary E. Schaffner, Senior Vice President and Senior Company Counsel
Willie J. White, Esq., Counsel
John C. Harrington

EXHIBIT A

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FISMA & OMB Memorandum M-07-16

REFERENCE NUMBER

TELEPHONE
Brianna Harrington 707-252-6166

HARRINGTON INVESTMENTS INC

1001 2ND ST STE#325

NAPA CA 94559 3030

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DELIVERY TO

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Anthony R. Augliera, Corporate Secretary
Wells Fargo; MAC# D1053-300
301 South College Street, 30th floor
Charlotte, NC 28202

FISMA & OMB Memorandum M-07-16

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HARRINGTON
INVESTMENTS, INC.

November 7, 2016

Wells Fargo
MAC# D1053-300
301 South College Street, 30th Floor
Charlotte, NC 28202
Attention: Anthony R. Augliera,
Corporate Secretary

RE: Shareholder Proposal

Dear Corporate Secretary,

As a shareholder in Wells Fargo, I, representing Harrington Investments, Inc. (HII), am filing the enclosed shareholder resolution pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 for inclusion in Wells Fargo's Proxy Statement for the 2017 annual meeting of shareholders.

HII is the beneficial owner of at least $2,000 worth of Wells Fargo stock. HII has held the requisite number of shares for over one year, and plan to hold sufficient shares in Wells Fargo through the date of the annual shareholders' meeting. In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, verification of ownership will be provided under separate cover. I or a representative will attend the stockholders' meeting to move the resolution as required by SEC rules.

If you have any questions, I can be contacted at (707) 252-6166.

Sincerely,

John C. Harrington

President
Harrington Investments, Inc.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW. HARRINGTONINVESTMENTS.COM

charles SCHWAB

November 7, 2016

Wells Fargo
MAC# D1053-300
301 South College Street, 30th Floor,
Charlotte, NC 28202
Attention: Anthony R. Augliera,
Corporate Secretary

RE: Account ***FISMA & OMB Memorandum M-07-16***
HARRINGTON INVESTMENTS INC
1001 2nd ST STE 325
NAPA CA

Dear Corporate Secretary:

This letter is to confirm that Charles Schwab is the record holder for the beneficial owner of the Harrington Investments, Inc. account and which holds in the account 100 shares of common stock in Wells Fargo Company. These shares have been held continuously for at least one year prior to and including November 7, 2016.

The shares are held at Depository Trust Company under the Participant Account Name of Charles Schwab & Co., Inc., number 0164.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Should additional information be needed, please feel free to contact me directly at 877-393-1951 between the hours of 11:30am and 8:00pm EST.

Sincerely,

Melanie Salazar
Advisor Services
Charles Schwab & Co. Inc.

Report on Risks of Incentive-Based Compensation of Low Level Employees

A clear lesson from the financial crisis is actions of low level employees as well as top executives of large banks can affect the stability of the economy and confidence in the banking system. Section 956 of the Dodd-Frank Act directed federal regulators to set rules examining bank employees' "incentive-based compensation arrangements ... [that] could lead to material financial loss." The focus is on employees "that **individually** have the ability to expose the institution to possible losses that are substantial in relation to the institution's size, capital, or overall risk tolerance." (emphasis added)

As such, the law largely neglected to focus on incentives to low level employees who may not individually expose the institution to material losses, but can do so in the aggregate. Low level employees are driven to excess risk taking when poor compensation combines with aggressive sales goals and incentives. Their actions have accumulated into an institutional disaster: the epidemic of cross-selling fraud at Wells Fargo.

In a study conducted December 2013 regarding changes to the banking sector since 2008, 35 percent of surveyed workers reported increased sales pressure.

- An employee of HSBC stated workers failing to meet sales goals had the difference taken out of paychecks
- Twenty-nine percent of surveyed workers reported issues with layoffs or turnover.
- Eighteen percent mentioned jobs shifted from full-time to part-time, or job freezes.

Another study found approximately 31 percent of families of bank tellers rely on public assistance.

In the LA Times, Rita Murillo, a former Wells Fargo branch manager, said "We were constantly told we would end up working for McDonald's...If we did not make the sales quotas... we had to stay for what felt like after-school detention, or report to a call session on Saturdays."

The Consumer Financial Protection Bureau's consent order with Wells Fargo requires review of sales goals and employee training and supervision, yet it largely fails to address low level employees' compensation and incentives as potential inducements for fraud.

RESOLVED Shareholders request the Board prepare a public report to investors, at reasonable cost, analyzing, to the extent permitted under applicable law and the Company's contractual obligations:

- Whether compensation and incentives policies relating to low level employees may create pressures exposing the Company to an aggregate of material losses, and
- Categories of incentives or activities posing greatest risk.

Pages 13 through 14 redacted for the following reasons:
- -
FISMA & OMB Memorandum M-07-16

EXHIBIT B

From: Nora Nash [mailto:nnash@osfphila.org]
Sent: Friday, October 07, 2016 8:19 AM
To: Augliera, Anthony R
Subject: RE: Business Standards Resolution

Good morning, Anthony,

I'm adding to the pains of the last few months, but hopefully, God's good intervention and the company's commitment to deep reflection, due diligence and ethical standards will get things back on track. Our goal is to empower Wells Fargo to strengthen every aspect of its reason for existence.

I am attaching the letter, resolution and verification letter. The hard copy will go in the mail today. There will be other ICCR co-filers over the next few weeks.

Peace and blessings!

Nora

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

October 7, 2016

Anthony R. Augliera, Corporate Secretary
Wells Fargo Company
MAC# D 1053-300,
301 South College Street, 30th Floor
Charlotte, North Carolina 28202

Dear Anthony,

Peace and all good!

As Sisters of St. Francis of Philadelphia and members of the Interfaith Center on Corporate Responsibility, we seek to reflect our values, principles and mission in our investment decisions. As long-term shareholders of Wells Fargo, since 2005 a group of ICCR members have been regularly meeting with management on numerous issues related to the original social purpose of financial institutions – that of providing equitable and affordable access to credit.

Following 2008, we called on the top U.S. banks to conduct in-depth reviews of their codes of conduct and business operations to learn from past mistakes and correct the ethical and cultural lapses that were at the root of the crisis. Several banks complied with our request yet Wells Fargo maintained that its Vision and Values statement was sufficient proof of the company's commitment to ethical standards and an employee code of conduct that would safeguard the interests of all its customers, as well as society and the common good.

At our meeting last December, we pressed for disclosure and we were denied the truth. And now we are confronted with painful accounts of Wells Fargo's fraud in the Philadelphia Enquirer which likens the company to "a vault of deception" and its branches to "sweatshops, pushing products customers don't need." Our thoughts are for these customers - some 80,000 in Pennsylvania alone. In light of the scandal, we are embarrassed to say that Wells Fargo is our local bank as well as the bank for our congregation all across the United States.

The Sisters of St. Francis of Philadelphia are, therefore, submitting the enclosed shareholder proposal, "Review and Report on Business Standards." I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2017 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by the SEC. Please note that the contact person for this resolution/proposal will be: Nora M. Nash, OSF, Director Corporate Social Responsibility. Contact information: nnash@osfphila.org or 610-558-7661.

As verification that we are beneficial owners of common stock in Wells Fargo, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope management sees this latest crisis as a time that is ripe for reflection, reconciliation, strong leadership, full disclosure and a rebuilding of trust.

Respectfully yours,

Nora M. Nash, OSF

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-766l Fax: 610-558-5855 E-mail: nnash@osfphila.org www.osfphila.org

REVIEW AND REPORT ON BUSINESS STANDARDS

In September 2016, Wells Fargo reported a $185 million settlement with the Consumer Financial Protection Bureau due to long-term and widespread consumer fraud, including setting up two million deposit and credit-card accounts for clients without their permission.

Wells Fargo dismissed 5,300 employees for these illegal acts over 5 years, mostly sales employees with approximately 10% at the branch manager level.

The bank faced a firestorm of public criticism and CEO John Stumpf was required to testify before the Senate Banking Committee and House Financial Services Committee where he faced sharp bipartisan criticism. The U.S. Department of Justice is currently investigating the company which could lead to civil or even criminal charges. Additionally, the U.S. Department of Labor is conducting a “top-to-bottom review” for possible violations of federal labor laws. Separately, the Comptroller of California and Treasurer of Illinois have suspended their business relationships with the bank as a result of the scandal.

This is not the first time that lack of oversight of policies and practices led to systematic, ethical lapses and alleged illegal activities at Wells Fargo. In 2012 the bank entered into a $175 million settlement with the Department of Justice over allegations of widespread “discriminatory steering” of African-American and Hispanic borrowers into high-cost loans.

Multiple charges of discrimination and fraud have resulted in significant financial penalties and reputational repercussions that will undermine the confidence of customers, investors, and the public. Further, these impacts are expected to result in a loss of shareholder value.

While the Board initiated compensation clawbacks, for CEO Stumpf and Carrie Tolstedt totaling $60 million, investors and customers still do not have a clear understanding of the scope of the fraud or the strategies in place to address it in order to determine whether they are sufficient to prevent future lapses.

Resolved:
Shareholders request that the Board commission a comprehensive report, available to shareholders by October 2017, on the root causes of the fraudulent activity and steps taken to improve risk management and control processes. The report should omit proprietary information and be prepared at reasonable cost.

Supporting Statement:
Shareholders believe a full accounting of the systemic failures allowing these unethical practices to flourish are critical to rebuilding credibility with all stakeholders and will strengthen risk management systems going forward.

The review and report should address the following:

1. An analysis of the impacts on the bank, its reputation, customers, and investors;
2. Changes implemented or planned to strengthen corporate culture and instill a commitment to high ethical standards at all employee levels;
3. Improvements in risk management and controls, including new or revised policies and investment in people or technological solutions;
4. Evidence that incentive systems are aligned with customers’ best interests.
5. Changes in Board oversight of risk management processes;
6. Assessment plans to evaluate the adequacy of changes instituted over time;
7. Other steps to rebuild trust with key stakeholders—regulators, customers, and shareholders.